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The Bohemian Club

Salem, MA
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $75,000 invested.
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THE PITCH
The Bohemian Club is seeking investment to launch and open our brick and mortar sandwich shop for the North Shore Community.
Renovating LocationFirst Location
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THE BOHEMIAN CLUB

From the food, music, and art I make, to the clothes I wear or create, to the home I live in…It's always a purposeful pursuit to make something that expresses a feeling. The time has come for me to bring that creative passion to life at The Bohemian Club.

A quirky upscale takeout sandwich & salad shop inspired by the occult and dark arts in Salem, MA.
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OUR MISSION

The Bohemian Club is looking to shake up the food scene in Salem, Massachusetts with an upscale fast-casual sandwich shop that combines Salem's rich history with innovative culinary creations.

The highest quality ingredients and attention to detail in every aspect of the food.
A visually striking space with music, art, and merchandise that adds to the experience.
Great service with an inclusive & inviting atmosphere.
Sandwiches are based on the major arcana of tarot.
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TARGET MARKET

Salem is a magical and weird city. It's history brings in tourists from around the world looking to experience something different. The residents also share some of that DNA and have an appetite for the unusual.

Delicious and creative food that satisfies locals and attracts tourists too.
An interior on par with other shops in the area and plays with themes of secret societies, the occult, witchcraft, and the spiritualism movement.
Art & Merchandise will also be a part of the business plan treating it like a restaurant and streetwear brand.
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THE TEAM
Aaron Perrino
Founder/Chef

Aaron Perrino started his career touring the world and recording as the singer in the Boston band The Sheila Divine. He has also worked at some of the biggest ad agencies doing creative strategy & innovative media with some of the biggest brands in the world. He has always had a profound passion for food, making epic dinners for friends & family, and plotting one day to open his own restaurant. The past few years he has been honing his skills, working on a wood fired pizza truck, and moonlighting as a bartender.

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SAMPLE MENU
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MY FOOD STYLE
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Purchase of an existing business $50,000
Start-up costs $19,937
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $748,800 $838,656 $922,522 $987,099 $1,036,454
Cost of Goods Sold $247,104 $276,756 $304,431 $325,741 $342,028
Gross Profit $501,696 $561,900 $618,091 $661,358 $694,426

EXPENSES

Rent $33,900 $34,747 $35,615 $36,505 $37,417
Utilities $4,000 $4,100 $4,202 $4,307 $4,414
Salaries $261,800 $293,216 $322,537 $345,114 $362,369
Insurance $10,000 $10,250 $10,506 $10,768 $11,037
Repairs & Maintenance $2,500 $2,562 $2,626 $2,691 $2,758
Legal & Professional Fees $1,500 $1,537 $1,575 $1,614 $1,654
Software $10,000 $10,250 $10,506 $10,768 $11,037
Marketing $6,000 $6,150 $6,303 $6,460 $6,621
G&A $5,000 $5,125 $5,253 $5,384 $5,518
Cleaning $1,000 $1,025 $1,050 $1,076 $1,102
Operating Profit $165,996 $192,938 $217,918 $236,671 $250,499
This information is provided by The Bohemian Club. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2023 Balance Sheet
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends June 30th, 2023
Summary of Terms
Legal Business Name Dark Arts LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $75,000 invested
1.6×
Investment Multiple 1.5×
Business's Revenue Share 2%-3.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date March 31st, 2031
Financial Condition
Forecasted milestones

The Bohemian Club forecasts the following milestones:

Secure lease in Salem, Massachusetts by June, 2023

Achieve $748,000 in annualized revenue per year by 2024

Achieve $250,000 profit per year by 2025

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Bohemian Club to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Bohemian Club operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Bohemian Club competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Bohemian Club's core business or the inability to compete successfully against the with other competitors could negatively affect The Bohemian Club's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Bohemian Club's management or vote on and/or influence any managerial decisions regarding The Bohemian Club. Furthermore, if the founders or other key personnel of The Bohemian Club were to leave The Bohemian Club or become unable to work, The Bohemian Club (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Bohemian Club and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Bohemian Club is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Bohemian Club might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Bohemian Club is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Bohemian Club

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Bohemian Club's financial performance or ability to continue to operate. In the event The Bohemian Club ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Bohemian Club nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Bohemian Club will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Bohemian Club is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Bohemian Club will carry some insurance, The Bohemian Club may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Bohemian Club could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Bohemian Club's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Bohemian Club's management will coincide: you both want The Bohemian Club to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Bohemian Club to act conservative to make sure they are best equipped to repay the Note obligations, while The Bohemian Club might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Bohemian Club needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Bohemian Club or management), which is responsible for monitoring The Bohemian Club's compliance with the law. The Bohemian Club will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Bohemian Club is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Bohemian Club fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Bohemian Club, and the revenue of The Bohemian Club can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Bohemian Club to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

The Bohemian Club is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent The Bohemian Club is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

The Bohemian Club is a newly established entity and has no history for prospective investors to consider.

This information is provided by The Bohemian Club. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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